UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2016 (November 11, 2016)

GP INVESTMENTS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 E. 52nd Street, Suite 5003
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-4340

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02.	Termination of a Material Definitive Agreement.

On November 11, 2016, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the "Company"), and the other parties thereto entered into a letter agreement terminating the Agreement and Plan of Merger, dated as of April 19, 2016 (as amended on July 28, 2016, the "Merger Agreement"), by and among the Company, Let's Go Acquisition Corp., WKI Holding Company, Inc. and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC. A copy of the letter agreement terminating the Merger Agreement is attached as Exhibit 2.1 hereto and incorporated herein by this reference.

As a result of the termination of the Merger Agreement, the extraordinary general meeting originally scheduled for October 26, 2016 and previously adjourned was concluded without considering any further business.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

Item 1.02 above is incorporated into this Item 5.07 by reference.

Item 8.01.	Other Events.

On November 14, 2016, the Company issued a press release announcing the termination of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Letter, dated November 11, 2016, by and among the Company, Let's Go Acquisition Corp., WKI Holding Company, Inc. and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC terminating the Merger Agreement

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GP Investments Acquisition Corp.

	By:	/s/ Antonio Bonchristiano
Dated: November 14, 2016		Name: Antonio Bonchristiano
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Letter, dated November 11, 2016, by and among the Company, Let's Go Acquisition Corp., WKI Holding Company, Inc. and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC terminating the Merger Agreement

99.1	Press Release